RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC, V6E 4A4

Red Metal Resources Provides Update on Results of Mapping Program on its
Carrizal IOCG Property

VANCOUVER, BC, JUNE 5, 2025 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce it has received results from the sampling and mapping work program, which was designed to follow up on and extend previously identified veins that make up approximately 15km of veining extending along strike from the historic Carrizal Alto mine.

Highlights

  Significant sample returns of 17.3% Cu with 5.0 g/t Au, 7.1% Cu with 8.4g/t Au, and 6.8% Cu with 7.0 g/t Au in the South Theresa Zone
  Clear definition of veins in the South Theresa zone, which show higher gold to copper ratios than the main Farellon structure
  71 samples collected, all samples returned higher than 1% Cu, 41 returned greater than 4% Cu, and 22 returned greater than 1g/t Au

Figure 1: Gold sample results

N
Carrizal Alto
Historic
Mine
Sample ID %Cu T Au g/t
CARZ 001 5.7 0.3
CARZ 047 5.5 0.7
CARZ 003 4.9 3.0
CARZ 088 4.5 0.3
CARZ 044 4.4 0.8
CARZ 058 4.2 1.2
CARZ 084 3.9 0.8
CARZ 043 3.8 0.5
CARZ 080 3.6 1.0
Sample ID %Cu T Au g/t
CARZ 106 7.2 1.9
CARZ 103 5.8 0.5
CARZ 101 5.4 0.5
CARZ 110 4.5 1.4
CARZ 107 4.5 1.0
CARZ 113 4.4 0.6
CARZ 112 4.0 1.0
Sample ID %Cu T Au g/t
CARZ 010 17.3 5.0
CARZ 011 7.1 8.4
CARZ 018 6.8 7.0
CARZ 071 6.3 0.4
CARZ 021 3.1 0.3
CARZ 023 4.9 1.0
CARZ 017 4.9 1.6
CARZ 013 4.5 0.8
CARZ 014 4.3 0.7
Farellon Vein
Gorda Vein
Armonia Vein Extension
South Theresa
6892000
6891000
6890000
6889000
6888000
308000
309000
310000
311000
312000
redmetal
RESOURCES
2025 Samples
% CuT
1.0 - 2.0
2.0 - 3.0
3.0 - 4.0
4.0 - 5.0
5.0 - 17.3
Quartz Veins
Shear Zone
Land Tenure
Farellon
Other Landholders
Carizzal Alto
Theresa Claim
Lithology
Diorite
Sediments
Volcanic
Sediments
Gravels
Google Satellite
Copiapo
Vallenar
PSAD56 / UTM zone 19S
Scale 1:25000
0
750
1,500 m

Figure 2: Copper sample results

Red Metal Resources President and CEO, Caitlin Jeffs, stated, "These outstanding results, with grades up to 17.3% copper and 8.4 g/t gold, underscore Carrizal's potential as a cornerstone asset in the global copper-gold sector. With the Carrizal Property, we have the potential to unlock a world-class IOCG system, and we invite our shareholders to join us on this exciting journey toward discovery."

The 2025 mapping and sampling program has highlighted the higher-grade gold potential of the southwestern extension of the veins that have never been drill tested and only had limited sampling.

Sampling of the Armonia vein as it extends from the historic Carrizal Alto mine onto Red Metal's Carrizal Property continues to highlight the 2.5 kilometeres of veining that has not been drill tested.

Table 1: Grab Sample Highlights (1)(2)

Sample Number	Northing UTM	Easting UTM	CuT % Total Cu	CuS % Soluble Cu	Au g/t
South Theresa Veins
Carz 010	310602	6888689	17.3	17.1	5.0
Carz 011	310521	6888638	7.1	6.8	8.4
Carz 018	309681	6888087	6.8	6.6	7.0
Carz 071	309713	6888210	6.3	6.2	0.4
Carz 021	309812	6888230	6.1	6.0	0.3
Carz 023	309970	6888385	4.9	4.9	1.0
Carz 017	309650	6888053	4.9	4.8	1.6
Carz 013	310274	6888473	4.5	4.4	0.8
Carz 014	310202	6888420	4.3	4.2	0.7
Gorda Vein
Carz 106	309378	6888671	7.2	7.1	1.9
Carz 103	309470	6888778	5.8	5.8	0.5
Carz 101	309520	6888848	5.4	5.1	0.5
Carz 110	309199	6888442	4.5	3.9	1.4
Carz 107	309315	6888618	4.5	4.4	1.0
Carz 113	309043	6888118	4.4	4.3	0.6
Carz 112	309150	6888347	4.0	3.9	1.0
Armonia Vein Extension
Carz 001	311355	6889213	5.7	5.5	0.3
Carz 047	311279	6890005	5.5	5.5	0.7
Carz 003	310985	6888985	4.9	4.8	3.0
Carz 088	310935	6889853	4.5	4.4	0.3
Carz 044	311497	6890106	4.4	4.3	0.8
Carz 058	310385	6889051	4.2	4.0	1.2
Carz 084	310621	6889602	3.9	3.2	0.8
Carz 043	311544	6890152	3.8	3.6	0.5
Carz 080	310432	6889267	3.6	1.1	1.0

(1) Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

(2) This table represents a selection of highlights including 41 samples out of 102 samples taken

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P. Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's portfolio of projects includes seven separate mineral claim blocks and mineral claim applications, highly prospective for Hydrogen, covering 172 mineral claims and totalling over 4,546 hectares, located in Ville Marie, Quebec, and Larder Lake, Ontario, Canada. As well, the Company has a Chilean copper project, located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.